EXHIBIT 11.1
CARRIAGE SERVICES, INC.
COMPUTATION OF PER SHARE EARNINGS
(unaudited and in thousands, except per share data)
     Earnings per share for the three and six month periods ended June 30, 2005 and 2006 is calculated based on the weighted average number of common and common equivalent shares outstanding during the periods as prescribed by SFAS 128. The following table sets forth the computation of the basic and diluted earnings per share for the three and six month periods ended June 30, 2005 and 2006:

	Three months		Six months
	ended June 30,		ended June 30,
	2005	2006	2005	2006
Income (loss) from continuing operations available to common stockholders	$189	$691	$(1,189)	$2,177
Income (loss) from discontinued operations available to common stockholders	43	12	617	(3,209)
Change in accounting method	—	—	(22,756)	—
Effect of dilutive securities	—	—	—	—

Net loss available to common stockholders	$232	$703	$(23,328)	$(1,032)

Weighted average number of common shares outstanding for basic EPS computation	18,325	18,545	18,227	18,514
Effect of dilutive securities:
Stock options	501	357	—	374

Weighted average number of common and common equivalent shares outstanding for diluted EPS computation	18,826	18,902	18,227	18,888

Basic earnings (loss) per common share:
Continuing operations	$0.01	$0.04	$(0.06)	$0.12
Discontinued operations	$—	$—	$0.03	$(0.17)
Cumulative effect of change in accounting method	$—	$—	$(1.26)	$—

Net income (loss)	$0.01	$0.04	$(1.29)	$(0.05)

Diluted earnings (loss) per common share:
Continuing operations	$0.01	$0.04	$(0.06)	$0.12
Discontinued operations	$—	$—	$0.03	$(0.17)
Cumulative effect of change in accounting method	$—	$—	$(1.26)	$—

Net income (loss)	$0.01	$0.04	$(1.29)	$(0.05)

     Options to purchase 0.2 million shares were not included in the computation of diluted earnings per share for the three and six month periods ending June 30, 2006, because the effect would be antidilutive. Options to purchase 0.1 and 1.4 million shares were not included in the computation of diluted earnings per share for the periods ending June 30, 2005, because the effect would be antidilutive.
     The convertible junior subordinated debenture is convertible into 4.6 million shares of common stock and is not included in the computation of diluted earnings per share because the effect would be antidilutive.